Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods™ Releases New Investor
Presentation Ahead of Agri-Food Tech Expo Asia 2022

Steakholder Foods’ CEO will participate and present the new investor presentation in the upcoming World Congress of Food Science &
Technology in Singapore

Rehovot, Israel, October 25, 2022 — Steakholder Foods Ltd. (Nasdaq: STKH), (formerly MeaTech 3D: $MITC), an international deep-tech food company, today announced that in light of the recent re-branding of the Company and the planned participation of the company’s CEO, Mr. Arik Kaufman at the 21st World Congress of Food Science & Technology Future of Food, the company has released a new investors presentation.

The presentation highlights the company’s latest achievements, financial overview, and the evolving market and regulatory landscape. The presentation also lays out the company’s social, environmental and business impact potential as well as its commitment to the United Nations sustainable development goals.

View the presentation here: https://steakholderfoods.com/wp-content/uploads/2022/07/2022.10.25-STKH-InvestorPres.pdf

The information contained in the company presentation does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the company or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of the company.

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formally MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Steakholder Foods Press Contact:	Steakholder Foods Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com